Exhibit 12.2
MSW ENERGY HOLDINGS II LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Six		For the Period From		For the Period From
	Months Ended		June 25 through		January 1 through
	June 30, 2006		June 30, 2005		June 24, 2005
EARNINGS:
Pre-tax income (loss) from continuing operations before minority interests	$31,932		$2,704		$(1,691)
Add:
Fixed charges	28,587		1,034		30,358

Earnings, as adjusted	$60,519		$3,738		$28,667

FIXED CHARGES:
Interest expense	$28,587		$1,034		$30,358

Fixed charges	$28,587		$1,034		$30,358

RATIO OF EARNINGS TO FIXED CHARGES:	2.12	x	3.62	x	0.94	x

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